Reply to the Attention of	Herbert (Herb) I. Ono
Direct Line	604.691.7493
Direct Fax	604.893.2398
Email Address	herbert.ono@mcmillan.ca
Our File No.	57832-35
Date	January 13, 2012

Via EDGAR Correspondence

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.
United States of America 20549

Attention:	Ms. Tia L. Jenkins, Senior Assistant Chief Accountant
Office of Beverages, Apparel and Mining

Dear Sirs/Mesdames:

Nord Resources Corporation
Form 10-Q for Fiscal Quarter Ended September 30, 2011
Filed November 15, 2011
File No. 001-08733

     We refer to our letter to the United States Securities and Exchange Commission (the “Commission”) dated January 3, 2012, and the draft of the Form 10-Q/A (Amendment No. 1) (the “Amended Form 10-Q”) of Nord Resources Corporation (the “Company”) furnished to the Staff under cover thereof, in response to the Staff’s letter dated December 19, 2011, in respect of the above-referenced quarterly report of the Company (the “Original Filing”).

     The Company has instructed us to furnish to the Commission under cover of this letter a revised draft of the Amended Form 10-Q in response to additional verbal guidance from the Staff. We confirm that the factual information provided in the draft Amended Form 10-Q relating to the Company has been made available to us by the Company. We confirm that the disclosure changes described below will be made in the actual Amended Form 10-Q when filed with the Commission. We also confirm that the Company intends to make such filing as soon as the Commission confirms that its comments have been resolved to its satisfaction.

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January 13, 2012 Page 2

Verbal Commission Comment:

Form 10-Q for Fiscal Quarter Ended September 30, 2011

Management’s Discussion and Analysis

Liquidity and Financial Resources, Page 11

1.

The disclosure in the draft Amended Form 10-Q/A – particularly under the heading “Liquidity and Financial Resources” in Part I, Item 2, “Management’s Discussion and Analysis” - should be enhanced to present a clearer picture of how the Company intends to address liquidity in the event that its continuing efforts to raise financing prove unsuccessful.

Company Response:

The Company proposes to include within the Amended Form 10-Q more detailed management’s discussion and analysis disclosure under the heading “Liquidity and Financial Resources” in Part I, Item 2, to clarify that:

(a)

The Company’s continuation as a going concern is dependent upon its ability to refinance its obligations under the Credit Agreement with Nedbank and the Copper Hedge Agreement with Nedbank Capital, raise approximately $20 million dollars in additional capital, and on its ability to produce copper to sell at a level where our Company becomes profitable and generates cash flows from operations, all of which is uncertain;

(b)

The Company now believes that it will not be able to achieve its targeted production rate of 25 million pounds of copper per year until it has resumed mining operations, and has completed and put into full operation its planned new leaching pad;

(c)	The new leaching pad remains subject to financing, the availability of which cannot be assured;

(d)

If the Company is unable to obtain financing, it expects to be able to continue its residual leaching and solvent extraction/electro-winning operations for the foreseeable future, assuming that neither Nedbank nor Nedbank Capital exercises its rights to note the Company in default, that Fisher Industries does not exercise its rights under the Company’s promissory note when it matures in July 2012, the Company’s vendors continue to provide goods and services in accordance with existing terms and conditions, both copper prices and our costs (in particular, the cost of sulfuric acid) remain at or near current levels, and the Company’s copper recovery rate and copper production trends remain consistent with the average recovery rate and production trends that it has experienced for the last twelve months (none of which can be assured);

January 13, 2012 Page 3

(e)

If the Company’s residual leaching and solvent extraction/electro-winning operations become economically unviable (for example, due to a significant drop in copper prices, a significant increase in the cost of sulfuric acid, or a material drop in the Company’s copper recovery rates and related copper production), the Company would be forced to terminate its operations, significantly reduce its workforce, place the Johnson Camp Mine on a care and maintenance program, and, perhaps, sell some of it assets (subject to the consent of secured creditors, as appropriate); and

(f)	If Nedbank and/or Nedbank Capital elect to note the Company in default and enforce their security interests, the Company will not be able to continue as a going concern.

The Company has also made similar disclosure under the heading “Overview of our Business” in Part I, Item 2.

For your convenience of reference, we have included a blacklined version of the Amended Form 10-Q that has been marked against the previous draft.

     On behalf of the Company, we trust that the foregoing is satisfactory in this matter and truly responsive to the Commission’s outstanding comments, which the Company has found helpful; however, should the Commission have any further comments or questions arising from any of the same please do not hesitate to contact the writer at (604) 691-7493 of our offices at any time.

     On behalf of the Company we thank the Commission for its prompt attention to and ongoing cooperation in this matter, and we remain,

Yours very truly,

/s/ Herbert I. Ono
Herbert (Herb) I. Ono

cc:	Nord Resources Corporation
Attention: Wayne Morrison, Chief Executive Officer and Chief Financial Officer